UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ALCATEL-LUCENT USA INC.

ALCATEL LUCENT

(Name of Subject Companies)

Alcatel-Lucent USA Inc., as Issuer, and Alcatel Lucent, as Parent Guarantor

(Name of Filing Persons (identifying status as offeror, issuer or other person))

2.875% Series B Convertible Senior Debentures due 2025

(Title of Class of Securities)

549463AH0

(CUSIP Number of Class of Securities)

Alcatel-Lucent USA Inc.

Attn: Barbara Larsen

600 Mountain Avenue

Murray Hill, NJ 07974

(Name and address of agent for service)

(908) 582-8500

(Telephone number, including area code, of agent for service)

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Proskauer Rose LLP

Lauren K. Boglivi, Esq.	Frank Zarb, Esq.
Eleven Times Square	1001 Pennsylvania Avenue, N.W.
New York, NY 10036-8299	Washington, D.C. 20004-2533
(212) 969-3000	(202) 416-6800

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$765,000,000	$104,346

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.875% Series B Convertible Senior Debentures due 2025, as described herein, is $1,000 per $1,000 principal amount outstanding. As of May 13, 2013, $765 million nominal aggregate principal amount of such Debentures was outstanding, resulting in an aggregate maximum purchase price of $765 million.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid:	$104,346	Filing Persons:	Alcatel Lucent
Form or Registration No.:	Schedule TO-I (File No. 005-51225)	Date Filed:	May 14, 2013

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission by Alcatel-Lucent USA Inc. (formerly known as Lucent Technologies Inc.), a Delaware corporation (the “Company”) and a wholly owned subsidiary of Alcatel Lucent, a société anonyme organized under the laws of the Republic of France (the “Parent Guarantor”), and the Parent Guarantor on May 14, 2013 (as amended, the “Schedule TO”).

Pursuant to the Indenture, dated as of June 4, 2003, between the Company and BNY Mellon (formerly known as The Bank of New York), as trustee, as amended and supplemented by each of the First Supplemental Indenture, dated as of June 4, 2003, the Second Supplemental Indenture, dated as of November 3, 2006 and the Third Supplemental Indenture, dated as of December 29, 2006 (as amended and supplemented, the “Indenture”), and the Company’s 2.875% Series B Convertible Senior Debentures due 2025 (the “Debentures”), which are fully and unconditionally guaranteed by the Parent Guarantor, the Company is filing the Schedule TO with respect to the right of each holder (each “Holder”) of the Debentures to sell and the obligation of the Company to purchase the Debentures, as set forth in the Notice of Offer to Purchase to Holders of 2.875% Series B Convertible Senior Debentures due 2025, dated May 14, 2013 (as amended and restated hereby and as further amended or supplemented from time to time hereafter, the “Company Purchase Notice”).

Holders may tender their Debentures prior to 11:59 p.m., New York City time, on June 12, 2013.

The information set forth in the Schedule TO, including the Company Purchase Notice, is incorporated in this Amendment No. 1 by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Company Purchase Notice or the Indenture, as applicable.

The Schedule TO is intended to satisfy the filing and disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 Through 11.

Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Company Purchase Notice, are hereby amended as follows:

1)	The section entitled “Cautionary Note Regarding Forward-Looking Statements” is hereby amended by deleting the last sentence on page 4 of the Company Purchase Notice in its entirety.

2)	The section entitled “2. Information Concerning the Debentures—2.2 Redemption at the Option of the Company” on page 5 of the Company Purchase Notice is hereby amended by adding the following as the last sentence of such section:

“Notwithstanding the foregoing, we will not exercise our right to redeem the Debentures from the date of this Company Purchase Notice until at least the tenth Business Day after the Expiration Date.”

3)	The section entitled “3. Information Concerning the Put Option—3.1 Our Obligation to Purchase the Debentures” on page 6 of the Company Purchase Notice is hereby amended by adding the following at the end of such section:

“Pursuant to the Indenture, each of the following shall constitute an Event of Default:

(1) default for 30 days in the payment of interest when due the Debentures;

(2) default in the payment of the principal of, or premium, if any, the Debentures, at their maturity, including pursuant to our obligation to repurchase Debentures upon the occurrence of a Fundamental Change or upon the exercise by a Holder of its option to require the Company to repurchase such Holder’s Debentures pursuant to this Company Purchase Notice;

(3) we fail to comply with the provisions described under the Indenture relating to our ability to consolidate with or merge into or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one transaction or series of transactions, to another person;

(4) we fail to comply with certain covenants in the Indenture relating to our filing of SEC reports, delivery of compliance certificates, maintenance of our corporate existence, incurrence of liens on our properties or assets or taking of such further actions as may be reasonably necessary or proper to carry out more effectively the purpose of the Indenture, and such failure continues for 30 days after notice (as specified below);

(5) we fail to comply with any of our agreements in the Debentures or the Indenture relating to the Debentures (other than those referred to in clause (1), (2), (3) or (4) above) and such failure continues for 60 days after notice (as specified below);

(6) we pursuant to or within the meaning of any Bankruptcy Law:

(A) commence a voluntary case;

(B) consent to the entry of an order for relief against us in an involuntary case;

(C) consent to the appointment of any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law for us or for any substantial part of our property; or

(D) make a general assignment for the benefit of our creditors; or take any comparable action under any foreign laws relating to insolvency; or

(7) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A) is for relief against us in an involuntary case;

(B) appoints any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law for us or for any substantial part of our property; or

(C) orders our winding up or liquidation; or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days;

(8) we fail to give notice to Holders of the Holders’ right to require us to purchase a Holder’s Debentures upon a Fundamental Change;

(9) default in our obligation to convert the Debentures upon exercise of a Holder’s conversion right in accordance with the terms of the Indenture;

(10) we fail to pay when due principal, interest or premium aggregating $100,000,000 or more with respect to any of our indebtedness or the acceleration of any such indebtedness, which default shall not be cured or waived, or such acceleration shall not be rescinded or annulled, within 30 days after notice; or

(11) any final judgment or judgments for the payment of money in excess of $100,000,000 shall be rendered against us and shall not be discharged for any period of 30 consecutive days during which a stay of enforcement shall not be in effect.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

A Default under clauses (4) or (5) is not an Event of Default with respect to the Debentures until the trustee or the Holders of at least 25% in principal amount of the outstanding Debentures notifies us of the Default and we do not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.”

We shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers’ Certificate of any Event of Default which with the giving of notice or the lapse of time would become an Event of Default under clause (4) or (5), its status and what action we are taking or propose to take with respect thereto.”

4)	The section entitled “4. Procedures to be Followed by Holders Electing to Surrender Debentures for Purchase—4.2 Agreement to be Bound by the Terms of the Put Option” on page 9 of the Company Purchase Notice on page 9 of the Company Purchase Notice is hereby amended by replacing the last bullet point in such section in its entirety as follows:

•

“all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Debentures pursuant to the procedures described in this Company Purchase Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, though such determinations may be challenged by the applicable Holder(s), and only determinations by a court of competent jurisdiction will be final and binding.”

Item 12. Exhibits.

The Exhibit Index appearing after the signature page to the Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALCATEL-LUCENT USA INC.

By:	/s/ Barbara K. Larsen
Name:	Barbara K. Larsen
Title:	Vice President

ALCATEL LUCENT

By:	/s/ Paul Tufano
Name:	Paul Tufano
Title:	Chief Operating Officer and Chief Financial Officer

Dated:	May 23, 2013

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Notice of Offer to Purchase to Holders of 2.875% Series B Convertible Senior Debentures due 2025, dated May 14, 2013.

(a)(1)(B)*	Press release, dated May 14, 2013, issued by the Company and the Parent Guarantor.

(b)	Credit and Guaranty Agreement, dated January 30, 2013, by and among the Company, as borrower, the Parent Guarantor, as parent and a guarantor, Alcatel-Lucent Holdings Inc., as holdings and a guarantor, Credit Suisse AG, as administration agent and collateral agent, Goldman Sachs Bank USA, as syndication agent, and the subsidiary guarantors and lenders from time to time party thereto (incorporated by reference to Exhibit 4.2 to the Parent Guarantor’s Annual Report on Form 20-F filed on March 12, 2013 (File No. 001-11130)).

(d)(1)	Indenture, dated June 4, 2003, by and between Lucent Technologies Inc. and the Bank of New York (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K dated June 4, 2003, as filed by Lucent Technologies Inc. on June 25, 2003 (File No. 001-11639)).

(d)(2)	First Supplemental Indenture, dated June 4, 2003, by and between Lucent Technologies Inc. and the Bank of New York (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K dated June 4, 2003, as filed by Lucent Technologies Inc. on June 25, 2003 (File No. 001-11639)).

(d)(3)	Second Supplemental Indenture, dated November 30, 2006, by and between Lucent Technologies Inc. and the Bank of New York (incorporated herein by reference to Exhibit 4.1.3 to our Post-Effective Amendment No. 2 to the Parent Guarantor’s Registration Statement on Form F-3, as filed on December 16, 2006 (File No. 333-138670)).

(d)(4)	Revised Form of Third Supplemental Indenture by and between Lucent Technologies Inc. and the Bank of New York (incorporated herein by reference to Exhibit 4.1.4 to our Post-Effective Amendment No. 2 to the Parent Guarantor’s Registration Statement on Form F-3, as filed on December 16, 2006 (File No. 333-138670)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.